PROSPECTUS SUPPLEMENT No. 3	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated April 7, 2022)	Registration No. 333-258600

Up to 22,874,999 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Up to 129,858,855 Shares of Class A Common Stock

Up to 8,499,999 Warrants to Purchase Class A Common Stock

This prospectus supplement supplements the prospectus, dated April 7, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-258600). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 22,874,999 shares of our Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), which consists of (i) the issuance by us and resale of up to 8,499,999 shares of Class A Common Stock that are issuable upon the exercise of (A) 7,000,000 warrants issued in a private placement to GX Sponsor LLC (the “Sponsor”), in connection with the GX IPO and (B) 1,499,999 warrants issued to certain members of the Sponsor as repayment for certain working capital loans made to GX (the warrants in (A) and (B) collectively, the “Private Placement Warrants”), and (ii) up to 14,375,000 shares of Class A Common Stock that are issuable upon the exercise of 14,375,000 warrants (the “Public Warrants,” and, together with the Private Placement Warrants, the “Warrants”) issued in the GX IPO. We will receive the proceeds from the exercise of any Warrants for cash.

The Prospectus and this prospectus supplement also relates to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 129,858,855 shares of Class A Common Stock consisting of (a) up to 8,340,000 shares of Class A Common Stock issued in a private placement pursuant to subscription agreements (“Subscription Agreements”) entered into on January 8, 2021 (b) up to 2,000,000 shares of Class A Common Stock issued in a private placement pursuant to a subscription agreement entered into on May 5, 2021 with Palantir Technologies Inc. (“Palantir Technologies”), (c) up to 976,943 shares of Class A Common Stock issued in private placements on July 21, 2021 to certain advisors of Legacy Celularity and GX, (d) up to 7,187,500 shares of Class A Common Stock previously held by the Sponsor following a private placement in connection with the initial public offering of GX, (e) up to 8,499,999 shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants, (f) up to 19,811,204 shares of Class A Common Stock issuable upon exercise of the Converted Legacy Warrants, (g) up to 11,744,882 shares of Class A Common Stock issuable upon exercise of options and awards and (h) up to 71,298,327 shares of Class A Common Stock pursuant to that certain Registration Rights Agreement (the “Registration Rights Agreement”), dated July 16, 2021, between us and certain selling securityholders granting such holders registration rights with respect to such shares, and (ii) up to 8,499,999 Private Placement Warrants.

The Class A Common Stock and Public Warrants are listed on The Nasdaq Stock Market LLC under the symbols “CELU” and “CELUW”, respectively. On May 19, 2022, the last reported sales price of Class A Common Stock was $7.59 per share and the last reported sales price of our Public Warrants was $0.80 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 15 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus supplement dated May 20, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 18, 2022

CELULARITY INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38914	83-1702591
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

170 Park Ave, Florham Park, NJ	07932
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (847) 562-4300

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	CELU	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	CELUW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On May 18, 2022, Celularity Inc. (“Celularity”) entered into a securities purchase agreement with an institutional accredited investor providing for the private placement of (i) 4,054,055 shares of its Class A common stock, par value $0.0001 per share (the “Class A common stock”), and (ii) accompanying warrants to purchase up to 4,054,055 shares of Class A common stock, for $7.40 per share and accompanying warrant, or an aggregate purchase price of approximately $30.0 million. The closing of the private placement occurred on May 20, 2022 and was subject to the satisfaction of customary closing conditions.

Each warrant has an exercise price of $8.25 per share, is immediately exercisable, will expire on May 20, 2027 (five years from the date of issuance), and is subject to customary adjustments for certain transactions affecting Celularity’s capitalization. The warrants may not be exercised if the aggregate number of shares of Class A common stock beneficially owned by the holder thereof (together with its affiliates) would exceed 4.99% (which may be increased to 9.99%) immediately after exercise thereof.

Celularity also entered into a registration rights agreement with the institutional accredited investor and agreed to register the resale of the shares of Class A common stock and the shares of Class A common stock issuable upon exercise of the warrants. Celularity is required to prepare and file a registration statement with the Securities and Exchange Commission (“SEC”) within 10 days of the closing, and to use commercially reasonable efforts to have the registration statement declared effective within 20 days if there is no review by the SEC, and within 45 days in the event of such review.

Celularity intends to use the net proceeds from the private placement for working capital and general corporate purposes.

The securities were issued pursuant to an exemption from registration provided for under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”) and Regulation D promulgated thereunder. Celularity relied on this exemption from registration based in part on representations made by the investor.

A.G.P./Alliance Global Partners served as sole placement agent and Celularity agreed to pay customary placement fees in connection therewith pursuant to a placement agency agreement.

The offer and sale of the shares and warrants (including the shares underlying the warrants) has not been registered under the Act or any state securities laws. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Neither this current report on Form 8-K, nor the exhibits attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein.

The foregoing descriptions of the securities purchase agreement, the warrants, the registration rights agreement and the placement agency agreement are not complete and are qualified in their entirety by references to the full text of such agreements, which are filed as exhibits 10.1, 10.2, 10.3 and 10.4, respectively, to this current report on Form 8-K and are incorporated by reference herein.

Item 3.02	Unregistered Sales of Equity Securities.

The information contained above under Item 1.01 to the extent applicable is hereby incorporated by reference herein.

Item 8.01	Other Events.

On May 18, 2022, Celularity issued a press release announcing the private placement. A copy of the press release is furnished hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

10.1	Securities Purchase Agreement, dated as of May 18, 2022, among Celularity Inc. and the purchaser party thereto.

10.2	Form of Common Stock Purchase Warrant issued on May 20, 2022.

10.3	Registration Rights Agreement, dated as of May 20, 2022, among Celularity Inc. and the holder party thereto.

10.4	Placement Agency Agreement, dated as of May 18, 2022, among Celularity Inc. and the placement agent party thereto.

99.1	Press Release dated May 18, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 20, 2022	CELULARITY, INC.

	By:	/s/ Keary Dunn
	Name:	Keary Dunn
	Title:	General Counsel